CUSIP 189754104	Page 1 of 7 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Coach Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

189754104
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 189754104	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amundi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING (SEE INSTRUCTIONS) HC

CUSIP 189754104	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amundi Asset Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING (SEE INSTRUCTIONS) FI

CUSIP 189754104	Page 4 of 7 Pages

Item 1(a).	Name of Issuer: Coach Inc
Item 1(b).	Address of Issuer’s Principal Executive Offices: 10 Hudson Yards New York, NY 10001
Item 2(a).	Name of Person(s) Filing:[1] Amundi Amundi Asset Management
Item 2(b).	Address of Principal Business Office or, if None, Residence: Amundi 91 - 93 boulevard Pasteur 75015 Paris, France Amundi Asset Management 90 boulevard Pasteur 75015 Paris, France
Item 2(c).	Citizenship: Both Amundi and Amundi Asset Management are organized under the laws of the Republic of France.
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 189754104.
Item 3.
If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)       ☐       Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)       ☐       Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)       ☐       Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)       ☐       Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)       ☐       An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)       ☐       An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)       ☐       A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)       ☐       A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)       ☐       A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
    (j)       ☒ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(j)       ☐       Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Amundi is a holding company organized under the laws of France as a société anonyme.
Amundi Asset Management is an investment company organized under the laws of Frances as a société anonyme.

1  It is noted that Amundi Pioneer Asset Management currently files all reports pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, separately.

CUSIP 189754104	Page 5 of 7 Pages

Item 4.	Ownership: Amundi is a majority-owned affiliate of Credit Agricole S.A., a French bank. Amundi Asset Management is a wholly-owned subsidiary of Amundi.
(a) Amount beneficially owned: See item 9 of each cover page.
(b) Percent of class: See Item 11 of each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.
Item 5.
Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:  ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable
Item 8.	Identification and Classification of Members of the Group: Not Applicable
Item 9.	Notice of Dissolution of Group: Not Applicable

CUSIP 189754104	Page 6 of 7 Pages

Item 10.
Certification:

Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 14th day of February, 2018.

Amundi

By:	/s/ L. Legouet
By: L. Legouet
Title: Amundi General Counsel

Amundi Asset Management

By:	/s/ L. Legouet
By: L. Legouet
Title: Amundi Asset Management General Counsel

CUSIP 189754104	Page 7 of 7 Pages

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Coach Inc that the Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 14th day of  February, 2018.

Amundi

By:	/s/ L. Legouet
By: L. Legouet
Title: Amundi General Counsel

Amundi Asset Management

By:	/s/ L. Legouet
By: L. Legouet
Title: Amundi Asset Management General Counsel